FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number:  0000919239

Goldcorp Inc.

(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_______

Form 40-F_____X_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________

No  _____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

Exhibit Index

EXHIBIT NO.	DESCRIPTION
99.1	Form 2 “Change in General Company Information” filed by the registrant with the Toronto Stock Exchange on June 2, 2005 to report a change of the registrant’s head office address and transfer agent
99.2	Form 3 “Change in Officers/Directors/Trustees” filed by the registrant with the Toronto Stock Exchange on June 2, 2005 to report changes in the officers and directors of the registrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldcorp, Inc.

(Registrant)

Date:  June 13, 2005

By:

/s/ Anna M. Tudela

Name: Anna M. Tudela

Title: Manager, Legal